[Bryan Cave Letterhead]                                   Heather R. Badami
                                                          Direct: (202) 508-6082
                                                          hrbadami@bryancave.com
July 21, 2005

Mr. Jeffery P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         RE:      JAMES RIVER GROUP, INC.
                  FORM S-1 REGISTRATION STATEMENT
                  FILE NO. 333-124605

Dear Mr. Riedler:

This letter sets forth the responses of James River Group, Inc. (the "Company")
to the comments of the Staff of the Division of Corporation Finance of the
Securities and Exchange Commission (the "Staff") dated July 20, 2005, with respect to the above-referenced Registration Statement on Form S-1 (the "Form
S-1"). We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff's related comment.
In response to these comments, we have filed today with the SEC Amendment No. 3 to the Registration Statement on Form S-1 (the "Amended S-1").

Unless otherwise set forth herein, references to page numbers in response to the
Staff's comments refer to page numbers of the prospectus included in the Amended
S-1.

Directed Share Materials

1.       We note that your indication of interest form requests certification that the recipient received and read a copy of the preliminary prospectus. We consider your request that the recipient certify that he or she read the preliminary prospectus to be improper. Please revise your directed share materials to delete it.

         The directed share materials have been revised to delete the certification that the recipient has read the preliminary prospectus in response to this comment. A marked copy of the revised directed share materials are provided supplementally with this letter.

Management's Discussion and Analysis of Financial Condition and Results of
Operations - page 27

Overview - page 27

2.       Refer to your response to comment seven. Please remove the table at the bottom of page 28 that eliminates the effects of a reinsurance contract from your operations. While we agree that a discussion of the impact that this new contract had on your operations may be required to understand your current operations, we do not feel

Mr. Jeffery P. Riedler
July 21, 2005

         that the current tabular presentation of removing the effect of this transaction, as if it had never occurred, that had an impact and will continue to have an impact is the best way to accomplish that objective.

         The Company has revised page 30 in response to this comment.

Critical Accounting Policies - page 29

Reserve for Losses and Loss Adjustment Expenses - page 29

3.       Refer to your response to comment eight. In addition to the revisions made, please address the following:

              o   Clarify whether the same actuarial method was utilized for all lines of business for all periods presented.

              o   Clearly discuss the factors contributing to the difference between the methods utilized, the method actually selected, and why the selected method is appropriate.

              o   Your current sensitivity analysis appears to focus solely on a broad change in the IBNR reserves and does not focus on the specific drivers of the reserves and reasonably likely changes to those drivers. Provide a quantified and narrative
                  disclosure of the impact that reasonably likely changes in one or more of the variables would have on reported results,
                  financial position and liquidity.

         The Company has revised pages 31 and 32 in response to this comment.

Financial Statements - December 31, 2004. page F-1

Notes to Consolidated Financial Statements, Page F-8

1.  Accounting Policies, page F-8

Recent Accounting Pronouncements, Page F-11

4.       Refer to your response to comment 14. Please explain to us how the method that you describe for adopting this new guidance complies with the adoption provisions included in paragraphs 69-83 of SFAS 123R. In particular address why it is appropriate to apply this new guidance for awards after May 3, 2005 but before you actually adopt this guidance.

         The Company has revised pages 60, F-11 and F-37 in response to this comment.

         Prior to filing the Form S-1 with the SEC on May 3, 2005, the Company was a non-public entity that used the minimum value method, and, accordingly, awards issued prior to May 3, 2005 are subject to the transition rules in paragraph 83 of FASB Statement 123(R). After May 3,
         2005, the Company was no longer a non-public entity for purposes of
         FASB Statement 123, and, accordingly, awards issued, modified, repurchased or cancelled on or after that date would not be subject to the transition rules in paragraph 83 of FASB Statement 123(R). For these awards issued, modified, repurchased or cancelled after May 3,
         2005, the Company will begin recognizing the expense associated with the awards in the income statement over the award's vesting period effective with our adoption of FASB Statement 123(R) on January 1,
         2006.

12. Capital Stock, page F-20

Convertible Preferred Stock, page F-20

Mr. Jeffery P. Riedler
July 21, 2005

5.       Refer to your response to comment 17. Please explain to us why the liquidation preference of the Series B shares fluctuates with the changes in the stockholders' equity.

         The liquidation preference of the Series B shares does not vary with changes in stockholders' equity. The Company has revised its disclosures on pages F-4, F-22 and F-34 in response to this comment.

                                    * * * * *

The Company has made additional conforming and updating changes to the Amended
S-1. All of these changes have been marked for your ease of reference.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6082.

                                                     Sincerely,

                                                     /s/ Heather R. Badami

                                                     Heather R. Badami

cc:      Mary K. Fraser, Esq.
         J. Adam Abram
         Michael T. Oakes
         Kenneth L. Henderson, Esq.
         John M. Schwolsky, Esq.